Exhibit 3.4

H00000060164

ARTICLES OF AMENDMENT

Article I. Name

The name of this Florida corporation is:

CONETGEN.COM INC.

Article II. Amendment

The Articles of Incorporation of the Corporation are amended as follows:

The authorized capital of the Corporation is increased so that the Corporation shall have the authority to issue 20,000,000 shares of common stock, par value $.01 per share.

Article III. Date Amendment Adopted

The amendment set forth in these Articles of Amendment was adopted on November 7, 2000.

Article IV. Shareholder Approval of Amendment

The amendment set forth in these Articles of Amendment was proposed by the Corporation's Board of Directors and approved by the shareholders by a vote sufficient for approval of the amendment.

The undersigned executed this document on the date shown below.

GONETGEN.COM, Inc.

By: /s/ Derek Duan

Name: Derek Duan

Title: President

Date: 11/15/00